March 3, 2026

Paul Weibel
Chief Executive Officer
5E Advanced Materials, Inc.
9329 Mariposa Road Suite 210
Hesperia, CA
92344

       Re: 5E Advanced Materials, Inc.
           Form 10-K for the Fiscal Year ended June 30, 2025
           Filed September 29, 2025
           File No. 001-41279
Dear Paul Weibel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation